UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2023

Commission File Number 001-41815

            AngloGold Ashanti plc
(Translation of registrant’s name into English)

4th Floor, Communications House
South Street
Staines-Upon-Thames, Surrey TW18 4PR
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Enclosure: Dealing in securities by an executive director of AngloGold Ashanti plc

AngloGold Ashanti plc
(Incorporated in England and Wales)
Registration No. 14654651
LEI No. 2138005YDSA7A82RNU96
ISIN: GB00BRXH2664
CUSIP: G0378L100
NYSE Share code: AU
JSE Share code: ANG
(“AngloGold Ashanti”, “AGA” or the “Company”)

NEWS RELEASE

DEALING IN SECURITIES BY AN EXECUTIVE DIRECTOR OF ANGLOGOLD ASHANTI PLC

AngloGold Ashanti announces that an executive director of the Company, Ms. Gillian Doran, has dealt in securities of AGA.

Details of the transaction are provided below:

Name of executive director	Gillian Doran
Name of company	AngloGold Ashanti plc
Date of transaction	12 December 2023
Nature of transaction	Off-market receipt of the second tranche of the sign-on bonus(1)
Class of security	Ordinary shares
Number of securities	1,858
Price per security	Nil
Nature and extent of interest	Direct, Beneficial
(1)The number of shares allocated as sign-on shares was calculated using a five-day volume weighted average price of the JSE AngloGold Ashanti Limited share price and a five-day USD/ZAR exchange rate. The value of this second tranche of sign-on bonus shares at the date of award was US$32,857.

A portion of the shares received by the executive director have been sold to satisfy related taxes as detailed below:

Date of transaction	12 December 2023
Nature of transaction	On-market sale of shares to fund tax liability in relation to sign-on awards
Class of security	Ordinary shares
Number of securities sold	692
Price per security	US$16.75
Value of transaction (excluding fees)	US$11,591
Nature and extent of interest	Direct, Beneficial

ENDS

13 December 2023

CONTACTS

Media

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
General inquiries                            media@anglogoldashanti.com

Investors

Andrea Maxey        +61 08 9435 4603 / +61 400 072 199    amaxey@anglogoldashanti.com
Yatish Chowthee        +27 11 637 6273 / +27 78 364 2080        yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti plc
Date: 13 December 2023

By:    /s/ HC GRANTHAM
Name:    HC Grantham
Title:    Interim Company Secretary